EXHIBIT 99.1

Equinox Gold Increases Interest in Greenstone Project to 60%

VANCOUVER, BC, April 16, 2021 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce that the Company has completed its acquisition of an additional 10% interest in the multi-million-ounce, fully permitted, construction-ready Greenstone Project in Ontario, Canada, as previously announced on March 1, 2021, bringing its total interest in the project to 60%.

On closing, the Company paid cash consideration of US$51 million to Orion Mine Finance Group. In addition, Equinox Gold assumed certain contingent obligations comprising:

  US$5 million in cash 24 months after a positive mine construction decision for the Greenstone Project; and
  Delivery of approximately 2,200 ounces of refined gold, the cash equivalent value of such refined gold, or a combination thereof, after production milestones of 250,000 ounces, 500,000 ounces and 700,000 ounces from the Greenstone Project.

The Greenstone Project will be advanced in a joint venture with Orion Mine Finance Group, bringing more than 240,000 attributable ounces of annual gold production to Equinox Gold when in production with significant upside potential from near-mine exploration and underground development.

Cautionary Notes and Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this news release relate to, among other things: the Company's ability to successfully advance the Greenstone Project to production and achieve the construction, production, cost estimates and other benefits currently estimated for the Greenstone Project; and the upside potential at the Greenstone Project. Forward-looking statements or information generally identified by the use of the words "will" and "advance", and similar expressions and phrases or statements that certain actions, events or results "may", "could" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: Equinox Gold's ability to successfully advance Greenstone to production and achieve the production, cost and other expectations for Greenstone; the upside potential from exploration and development opportunities at the Greenstone Project; prices for gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company's projects and future cash requirements; Greenstone Mineral Reserve and Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled development and production, including by blockade; all necessary permits, licenses and regulatory approvals being received in a timely manner; the Company's ability to comply with environmental, health and safety laws; and the ability of Equinox Gold to work productively with its joint venture partner at Greenstone. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release. The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices; legal restrictions relating to mining including those imposed in connection with COVID-19; and those factors identified in the Company's Annual Information Form dated March 24, 2021 and the Company's MD&A dated March 19, 2021, both for the year-ended December 31, 2020, both of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/April2021/16/c1098.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 15:24e 16-APR-21